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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

PRESSURE BIOSCIENCES, INC.
(Name of Subject Company (Issuer))

PRESSURE BIOSCIENCES, INC.
(Names of Filing Persons (offeror and issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
and associated
Preferred Share Purchase Rights
(Title of Class of Securities)

74112E 10 9
(CUSIP Number of Class of Securities)

Richard T. Schumacher
President and Chief Executive Officer
Pressure BioSciences, Inc.
217 Perry Parkway, Gaithersburg, MD 20877
(301) 208-8100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

Copy to:

Steven R. London, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111
(617) 856-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,250,000	$2,266

*
Calculated solely for purposes of determining the filing fee. The transaction value assumes the purchase by the registrant of 5,500,000 shares of its common stock at $3.50 per share.

**
$117.70 per $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,266
Form or Registration No.:	Schedule TO-I
Filing Party:	Pressure BioSciences, Inc.
Date Filed:	December 27, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I dated December 27, 2005, as amended and supplemented by Amendment No. 1 to Schedule TO-I filed on January 21, 2005 (the "Schedule TO-I") relating to the issuer tender offer by Pressure Biosciences, Inc., a Massachusetts corporation formerly known as Boston Biomedica, Inc. (the "Company" or "Pressure BioSciences"), to purchase up to 5,500,000 shares of its common stock, $0.01 par value per share (the "Shares"). Pressure BioSciences is offering to purchase these Shares at a purchase price of $3.50 per Share, net to the seller in cash, without interest. Pressure BioSciences' tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 27, 2004 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A) to the Company's Schedule TO-I, and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B) to the Company's Schedule TO-I (and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer") and are herein incorporated by reference.

Item 4. TERMS OF THE TRANSACTION.

(a)    Material Terms.

        (1)   Tender Offers

        Item 4(a)(1)(iii) of the Schedule TO-I is hereby amended and supplemented to include the following:

"The expiration date of the Offer has been extended from 10:00 a.m., Eastern Standard Time, on Wednesday, January 26, 2005, until 10:00 a.m., Eastern Standard Time, on Friday, February 4, 2005. Accordingly, the Offer, proration period and withdrawal rights will expire on 10:00 a.m., Eastern Standard Time, on Friday, February 4, 2005, unless we further extend the Offer."

Item 12. EXHIBITS.

(a)
(1)(A)  Offer to Purchase dated December 27, 2004.(1)

(a)
(1)(B)  Letter of Transmittal.(1)

(a)
(1)(C)  Notice of Guaranteed Delivery of Shares of Common Stock.(1)

(a)
(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)
(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)
(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(a)
(5)(A)  Press Release dated January 25, 2005

(1)
The foregoing exhibits were filed as exhibits to the Company's Schedule TO-I filed with the Commission on December 27, 2004, and are incorporated herein by this reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRESSURE BIOSCIENCES, INC.
By:	/s/ RICHARD T. SCHUMACHER Name: Richard T. Schumacher Title: President and Chief Executive Officer
Dated: January 25, 2005

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INTRODUCTION
  Item 4. TERMS OF THE TRANSACTION.
  Item 12. EXHIBITS.
SIGNATURES